EXHIBIT 99.1

INTERNET GOLD - GOLDEN LINES LTD. ANNOUNCES Baa1/NEGATIVE RATING FOR ITS DEBENTURES THAT ARE TRADED IN ISRAEL

Ramat-Gan, Israel, July 19, 2012 - Internet Gold - Golden Lines Ltd. (Nasdaq and TASE: IGLD) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s, updated the rating of the Company’s debentures traded on the Tel Aviv Stock Exchange from "A3/Stable" to “Baa1/Negative”.

In updating the rating, Midroog cited, mainly, the following factors:

The rating is supported by robust financial profile of the "base asset" - Bezeq, Israel's largest and leading communications group, and the owner of the most advanced and widespread communications infrastructure in Israel. Midroog believe that Bezeq will continue to generate very strong cash flow, although its level of certainty and visibility is lower than in the past, at least in the short and medium term. Furthermore, the rating is supported by reasonable financial flexibility in light of the lack of encumbrances, the lack of financial covenants, a comfortable debt repayment schedule and reasonable liquidity relative to the debt-service needs in the short term.

According to Midroog the downgrading is an expression of the increased risk in the sector and the realization of the main risks in the communication sector, from competition and regulation. Midroog estimates that the scope and visibility of the capital flow from Bezeq and from B Communications will weaken somewhat in the short and medium term, mainly as a result of the erosion of Pelephone's financial profile. Midroog believe that Bezeq's situation is affected by the uncertainty regarding regulatory developments and the structure of future competition in the landline market and the multi-channel television market.

According to Midroog the downgrading also represents the company's reduced financial flexibility in light of its increased leverage, which stems from the sharp decline in Bezeq's market value which effect also B Communications share value. Additional parameters that Midroog examined for the rating include the prioritizing of the company's debt relative to the capital flow from Bezeq and the expanded debt coverage ratios, which are relatively sluggish.

The setting of the rating's negative outlook reflects the continued uncertainty in the communications sector and the increased competition in the sector's various segments, which may harm Bezeq's financial results beyond the current assessment and to affect the extent of the dividends. In addition, Midroog cited that the erosion of the company's financial flexibility and high leverage ratios translate into a minimal safety net against more substantial erosion in Bezeq's capital flow and the company's debt level.

For the full report please see a link to the TASE site:

http://maya.tase.co.il/bursa/report.asp?report_cd=751432.

Forward-Looking Statements

This release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet - Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.